EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited Fourth Quarter and Full Year 2022 Financial Results

Fourth Quarter Revenues and EPS Both Exceed Guidance; Gross Margin Moderately Lower than Guidance Range

TAINAN, Taiwan, Jan. 12, 2023 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the fourth quarter and full year 2022 ended December 31st, 2022. The fourth quarter revenues and EPS both exceeded the guidance issued on November 10th, 2022, while gross margin is moderately lower than the guidance range. Full year 2022 revenues achieved more than $1.2 billion.

Preliminary, Unaudited Fourth Quarter 2022 Financial Results

  Revenues were $262.3 million, an increase of 22.8% from the third quarter of 2022, substantially outperforming the guidance range of around a 4% - 8% sequential increase. This represents a decrease of 42% year-over-year.
  IFRS and non-IFRS gross margins were both 30.5%, compared to the guidance range of around 31.5% to 33.5% for non-IFRS gross margin. In comparison, the IFRS and non-IFRS gross margins were 36.0% and 36.3%, respectively in the last quarter and were both 51.8% in the same period last year.
  IFRS earnings per diluted ADS were 24.1 cents, exceeding the guidance of 17.8 cents to 20.8 cents. This compares to 4.8 cents in the previous quarter and 81.5 cents in the same period last year.
  Non-IFRS earnings per diluted ADS were 27.3 cents, exceeding the guidance of 21.0 cents to 24.0 cents. This compares to 17.0 cents in the previous quarter and 84.9 cents in the same period last year.

Preliminary, Unaudited Full Year 2022 Financial Results

  Revenues were $1,201.3 million, a decrease of 22.3% from $1,547.1 million in 2021.
  IFRS Gross margin was 40.5%, down from 48.4% of last year.
  Non-IFRS gross margin was 40.6%, down from 48.5% of last year.
  IFRS earnings per diluted ADS were 135.6 cents, as compared to 249.8 cents in 2021.
  Non-IFRS earnings per diluted ADS were 158.0 cents, as compared to 265.1 cents in 2021.

“Q4 sales outperformance can be attributed to our ongoing efforts to deplete excess inventory with better progress than expected toward the end of the fourth quarter, especially in the small and medium size TDDI segments. However, the inventory offloading process has adversely impacted gross margin as, where necessary, inventory sales were priced at a discount with goods prepared when both foundry and backend prices were higher due to overall tight capacity at the time. Looking ahead, we expect inventory levels to normalize within the next 2 to 3 quarters. We will provide additional detailed updates during the upcoming earnings call,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. The Company will provide its full financial report for investors and analysts at the next conference call in February. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEyeTM smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, German, and the US. Himax has 2,932 patents granted and 398 patents pending approval worldwide as of December 31, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us